As filed with the Securities and Exchange Commission on August 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Newell Rubbermaid Inc.
(Name of Subject Company (Issuer))
Newell Rubbermaid Inc.
(Name of Filing Person (Offeror))

5.50% Convertible Senior Notes due 2014
(Title of Class of Securities)
651229 AH9
(CUSIP Number of Class of Securities)
John K. Stipancich
Senior Vice President,
General Counsel and Corporate Secretary
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328
(770) 418-7000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
David McCarthy
Schiff Hardin LLP
233 South Wacker Drive
Suite 6600
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$699,194,250	$49,853

(1)	Estimated solely for purposes of calculating the amount of the fee. The valuation is calculated based on the product of (i) $2,026.65, which was the average of the high and low price for $1,000 principal amount of the 5.50% Convertible Senior Notes due 2014 (the “Notes”) on August 11, 2010, and (ii) the quotient of (x) $345,000,000, the aggregate principal amount of the Notes which are sought for exchange, and (y) $1,000.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO originally filed on August 17, 2010 and relates to an offer, or the Exchange Offer, by Newell Rubbermaid Inc., a Delaware corporation, or the Company, to exchange shares of its Common Stock, $1.00 par value per share, or Common Stock, a cash payment and cash in lieu of fractional shares of Common Stock, if any, for any and all of its outstanding 5.50% Convertible Senior Notes due 2014 (CUSIP No. 651229 AH9), or the Notes.
     The offer is made upon the terms and subject to the conditions contained in the offer to exchange dated August 17, 2010 (as amended or supplemented hereby and as may be further amended or supplemented from time to time, the Offer to Exchange) and the related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     This tender offer statement on Schedule TO is being filed in satisfaction of the requirements on Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Exchange and the related letter of transmittal is incorporated in this Amendment No. 1 to the tender offer statement on Schedule TO in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically referenced herein.

Item 4. Terms of the Transaction.
1.   The fourth sentence of the second paragraph immediately following the Table of Contents on page i of the Offer to Exchange is amended and restated as follows:
“We are not making an offer to sell these securities in any U.S. state where the offer or sale is not permitted.”
2.   The third and fourth paragraphs under “Documents Incorporated by Reference” on page ii of the Offer to Exchange are deleted in their entirety.
3.   The paragraph under “Summary—Recent Developments—Settlement of Convertible Note Hedge and Warrant Transactions” on page 2 of the Offer to Exchange is amended to add the following sentences at the end of the paragraph:
“Settlement of the convertible note hedge transactions and the warrant transactions is not a condition to the exchange offer, and we do not expect settlement of these transactions to be conditioned on the tender or exchange of a minimum amount of Notes under the exchange offer. We expect to receive approximately $60 million upon settlement of these transactions, assuming all outstanding Notes are exchanged in the exchange offer.”
4.   The first sentence of the paragraph under “Special Note About Forward-Looking Statements” on page 5 of the Offer to Exchange is amended and restated as follows:
“We have made statements in this offer to exchange and in the documents incorporated by reference herein that are not historical in nature and constitute forward-looking statements.”
5.   The last paragraph under “The Exchange Offer—Conditions of the Exchange Offer” on page 22 of the Offer to Exchange is amended to add the following sentence after the second sentence:
“Any condition, other than the receipt of government approvals, must be satisfied or waived at or prior to the expiration of the exchange offer.”
6.   The paragraph under “The Exchange Offer—Withdrawal Rights” on page 25 of the Offer to Exchange is amended to add the following sentence after the first sentence:
“In addition, if not previously returned, Notes tendered in the exchange offer that are not accepted by us for exchange may be withdrawn after the expiration of 40 business days from August 17, 2010.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWELL RUBBERMAID INC.

Date: August 26, 2010	By:	/s/ John K. Stipancich

John K. Stipancich
Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange, dated August 17, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated August 17, 2010.*

(b)	None.

(d)(i)	Indenture dated as of November 1, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 3, 1996).

(d)(ii)	Supplemental Indenture dated as of March 30, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JP Morgan Chase Bank, National Association, formerly known as The Chase Manhattan Bank (National Association)), as trustee (including the form of Notes for the Company’s 5.50% Convertible Senior Notes due 2014) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 24, 2009).

(g)	None.

(h)	None.

*  Previously filed.

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